

January 18, 2023

Andrew McBride
Chief Financial Officer
Gores Holdings IX, Inc.
6260 Lookout Road
Boulder, CO 80301

> **Re: Gores Holdings IX, Inc.**
> **Form 10-K for the year ended December 31, 2021**
> **File No. 001-41215**

Dear Andrew McBride:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction